UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___ )*


                              First Ecom.com, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   32008N 10 4
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                                 (CUSIP Number)

                                 Ravi K. Daswani
                            c/o First Ecom.com, Inc.
                               902 Henley Building
                                  5 Queens Road
                               Central, Hong Kong
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           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notes and Communications

                                  June 22, 2000
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             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box |_|.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================
CUSIP NO.  32008N 10 4                                              Schedule 13D
================================================
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         RAVI K. DASWANI
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) |_|

                                                                      (b) |_|
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3        SEC USE ONLY


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4        SOURCE OF FUNDS (See Instructions)    OO


--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                        |_|

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         [   ]
================================================================================
                   7       SOLE VOTING POWER
NUMBER OF SHARES           1,707,461 shares
                   -------------------------------------------------------------
BENEFICIALLY       8       SHARED VOTING POWER

OWNED BY
                   -------------------------------------------------------------
EACH               9       SOLE DISPOSITIVE POWER
                           1,707,461 shares
REPORTING
                   -------------------------------------------------------------
PERSON WITH        10      SHARED DISPOSITIVE POWER


================================================================================
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,707,461 shares
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         8.9%
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14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     This statement on Schedule 13D ("Schedule 13D") relates to the voting common stock, $0.001 par value per share (the "Common Stock"), of First Ecom.com, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal office is 902 Henley Building, 5 Queens Road, Central, Hong Kong.

Item 2. Identity and Background

     (a) The name of the individual reporting on this Schedule 13D is Ravi K. Daswani (the "Reporting Person")

     (b) The address of the Reporting Person is:

                           902 Henley Building
                           5 Queens Road
                           Central, Hong Kong

     (c) The principal employment of the Reporting Person is as the Chief Operating Officer of the Issuer.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is not a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration

     All the Common Stock held by the Reporting Person was acquired by him from third parties. He obtained the stock in return for his promise to become a part of the management of the issuer. He also holds stock options received in connection with his employment.

Item 4. Purpose of Transaction

     The Reporting Person acquired the Common Stock in order to have an equity interest in the Issuer, of which the Reporting Person is Chief Operating Officer. The Reporting Person has no plans or proposals that would relate to or would result in any of the matters referred to in items (a) through (j) of this item. He may form such plans or proposals in the future, however, in connection with his role in the management of the Issuer.

Item 5. Interest in Securities of the Issuer

     (a)-(b) The responses of the Reporting Person to Items 7 through 13 on the cover page which relate to the beneficial ownership of the Common Stock are incorporated herein by reference. All responses reflect beneficial ownership as of the date of this filing.

     (c) None, except as reflected in (a) and (b).

     (d)-(e) None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer between the Reporting Person and the other person.

Item 7. Material to be Filed as Exhibits

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           By:    /s/ Ravi K. Daswani
                                                  -----------------------------
                                           Name:  Ravi K. Daswani
Date:  January 3, 2000